EXHIBIT 7.2

Contact:

S. Lewis Meyer, President/CEO                          Jeffrey Lloyd/Jody Martin
Gary Brooks, VP Finance/CFO                            Sitrick And Company
Lisa Kimberlin, Investor Relations                     (310) 788-2850
(415) 583-9964
                                                       Tim Frandsen, TeraRecon
                                                       (415) 816-4511


For Immediate Release

                IMATRON AND TERARECON SIGN DEVELOPMENT AGREEMENT
           Positions Imatron to Enter Interventional Radiology Market

     So. San Francisco, Calif., July 30, 1997 -- Imatron Inc. (Nasdaq: IMAT) today announced that it has entered into a development agreement with TeraRecon Inc., which will expand Imatron's Ultrafast CT(R) current applications to include new, 3-D, CT fluorography, or real-time viewing of CT images. The agreement provides Imatron with proprietary, real-time, image reconstruction systems for CT (computerized tomography) applications in the interventional radiology market. Called the RTR-2000, this system will reconstruct data at a rate of seventeen complete images per second.

     Upon completion of development and when delivered, the RTR-2000 will be exclusive to Imatron's Ultrafast CT scanner. This new technology will enable Imatron to be an immediate market contender in the areas of interventional radiology and real-time, image guided microsurgery, by having scan and reconstruction times significantly faster than existing technologies.

     In consideration for the successful development and delivery of specifically mandated RTR-2000 systems, Imatron has agreed to issue to TeraRecon an aggregate of 6 million warrants to purchase Imatron's common stock at $4.50 per share. The warrants will be issued in installments based on TeraRecon achieving certain milestones. In addition to delivering the systems, TeraRecon has agreed to pay the Company an aggregate of $2 million for 4 million of the warrants and to pay a royalty on certain image reconstruction systems sold to third parties.

     S. Lewis Meyer, President and CEO of Imatron, stated, "This agreement with TeraRecon positions Imatron to enter medical imaging markets previously not pursued by the Company, such as interventional radiology. A recent Frost & Sullivan medical imaging market report characterized the interventional radiology market as an opportunity for `soaring' future growth. Not only will the technological superiority of the RTR-2000 establish our Ultrafast CT scanner as a major participant in general CT imaging, but it will also strengthen our exclusive, pioneering position in cardiac imaging and coronary artery scanning.

     "Imatron scanners equipped with the new RTR-2000 will provide many additional capabilities such as real-time monitoring of patient scans, real-time viewing of the flow of contrast medium and real-time, image guided microsurgery, in addition to real-time, CT guided, surgical biopsies and faster general radiology exam times. We are very excited to be working with TeraRecon on these unrivaled advances with Ultrafast CT, and are eager to launch the RTR-2000 implementation over the next few months," Mr. Meyer added.

     The first prototype RTR-2000 systems are expected to be delivered to Imatron in late September, with production quantity deliveries scheduled to begin by November 1, 1997. The Company is already in negotiations to place these proprietary systems at various sites. Each system will be available as an upgrade kit for Imatron Ultrafast CT C-100 and C-150 customers.

     According to Motoaki Saito, M.D., President and CEO of TeraRecon, "We are pleased to be working with Imatron on this significant enhancement to electron beam tomography technology. Our relationship with Imatron will certainly benefit TeraRecon, a newly formed, high technology company, by aligning our innovation with Imatron's superb engineering and physics, and furthering our goals in real-time, reconstruction technology."

     TeraRecon Inc., a privately-held company based in South San Francisco, produces high speed, image processing devices and software, specifically designed for CT, MRI and Ultrasound. The Company bases its real-time, image reconstruction systems on an array of unique, high speed, HISC microprocessors. These microprocessors reconstruct the data, which is transferred from the Ultrafast CT scanner through a fiber optic cable. TeraRecon holds an exclusive license to use HISC microprocessors in the field of medical imaging reconstruction. HISC technology is the advanced form of the newly introduced VLIW chip architecture. The sixteen HISC microprocessor chips used in TeraRecon's RTR-2000 perform 115.2 billion operations per second - significantly faster than VLIW microprocessor chips.

     Imatron Inc. is primarily engaged in designing, manufacturing and marketing high performance computed tomography (CT) scanners based on the Company's proprietary scanning electron beam technology. Ultrafast CT(R) is a registered trademark of Imatron. Imatron's Ultrafast CT scanner is now in use at major medical centers around the world, including The Mayo Clinic, University of Iowa, National Institutes of Health, UCLA, Stanford University, University of Illinois, The Royal Brompton Hospital in London, Tokyo University Hospital, Beijing Hospital, as well as many other major hospital centers. Imatron's HeartScan Imaging Inc. subsidiary provides Coronary Artery Disease Risk Assessment diagnostic services in a nationwide network of Company-owned clinics.

     Except for the historical information contained herein, the matters discussed in this news release may contain forward-looking statements that are based on current expectations and estimates about the industry in which Imatron operates, the estimated impact of certain technological advances, the estimated impact of published research studies on scanner sales and procedures, as well as management's beliefs and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially include, among others: failed clinical demonstration of certain asserted technological advantages and diagnostic capabilities; reliance on product distributors; competition in the diagnostic imaging market; failure to improve product reliability or introduce new product models and enhancements; delays in production and difficulty in obtaining components and sub-assemblies from limited sources of supply; inability to meet cash-on-delivery or prepayment terms from vendors; determinations by regulatory and administrative government authorities; patent expiration and denial of patent applications; the high cost of the scanner as compared to commercially available CT scanners; and the risk factors listed from time to time in the Company's Securities and Exchange Commission reports, including their reports on Form 10-K for their current fiscal year.